                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
--------------------------------                                                                    --------------------------------
             FORM 4                                                                                           OMB APPROVAL
--------------------------------                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
--------------------------------                                                                    --------------------------------

1. Name and Address of Reporting Person *

Quilvest American Equity Ltd.
   (Last)                   (First)                 (Middle)

Craigmuir Chambers, P.O. Box 71, Road Town
                            (Street)

Tortola                     British Virgin Islands
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Pameco Corporation/PCN

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

2/00

5. If Amendment, Date or Original (Month/Year)


6. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------

7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code      V      Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)   (Instr. )
------------------------------------------------------------------------------------------------------------------------------------
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

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of                  (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative          Day/                                                   Year)
                                            Security       Year)
                                                                      --------------------------------------------------------------
                                                                      Code    V         (A)           (D)        Date        Expira-
                                                                                                                 Exer        tion
                                                                                                                 cisable     Date
----------------------------------------  -------------  ---------    -------------  ----------    -----------   ---------   -------
Series A Cumulative Pay-In-
Kind Preferred Stock, par
value $1.00 per share (5)                   $2.50(1)      2/29/00      P               28,000                       (2)      None

Warrants to purchase 28,000
shares of Series A
Cumulative Pay-In-Kind
Preferred Stock, par value
$1.00  per share (5)                        $300.00(3)    2/29/00      P               28,000                   Immediately  2/29/08
----------------------------------------  -------------  ---------    -------------  ----------    -----------   ---------   -------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Class A Common
Stock, par value
$0.01 per share           2,800,000        $249.99                          D

Series A Cumulative
Pay-In-Kind Preferred
Stock, par value
$1.00 per share              28,000          $0.01      7,450,000(4)        D
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses: (1) Subject to customary adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events. (2) Shares of Series A Cumulative Pay-In- Kind Preferred Stock, par value $1.00 per share, will be convertible into shares of Class A Common Stock, par value $0.01 per share, of Pameco Corporation upon the expiration of the waiting period under the Hart-Scott- Rodino Act of 1976 and upon the approval by the shareholders of Pameco Corporation of the voting and conversion rights of the Series A Cumulative Pay-In-Kind Preferred Stock, par value $1.00 per share. Pameco Corporation has advised the reporting person that the special meeting of shareholders for such approval is expected to occur on or about May 15, 2000. (3) Subject to proportional adjustments for stock dividends, distributions, stock splits and similar events. (4) Includes 1,003,783 shares of Class A Common Stock, 846,217 shares of Class B Common Stock, 28,000 shares of Series A Cumulative Pay-In-Kind Preferred Stock (on an as converted basis) and warrants to purchase 28,000 shares of Series A Cumulative Pay-In-Kind Preferred Stock (on an as converted basis). (5) Each share of Series A Cumulative Pay-In-Kind Preferred Stock shall include when, as and if declared by the Pameco Board of Directors, cumulative preferential dividends, payable in additional Series A Preferred Shares, compounding quarterly and accruing at a rate of 14% per annum. If and when dividends are paid, the holder also shall receive warrants to purchase an equal number of shares of Series A Preferred Stock as is paid in connection with the cumulative preferential dividends.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Quilvest American Equity Ltd.

         /s/ Willem F.P. de Vogel                         March 9, 2000
-----------------------------------------------       ---------------------
      **Signature of Reporting Person                         Date

Name:  Willem F.P. de Vogel
Title: Attorney-in-Fact

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page 2
                                                                 SEC 1474 (9-96)